Exhibit 21

Subsidiaries of Energy Services of American Corporation

Name	State of Incorporation
West Virginia Pipeline Acquisition Company	West Virginia (direct)
SQP Construction Group, Inc.	West Virginia (direct)
C.J. Hughes Construction Company, Inc.	West Virginia (direct)
Nitro Construction Services, Inc. (1)	West Virginia (indirect)
Contractors Rental Company, Inc. (1)	West Virginia (indirect)
Pinnacle Technical Solutions, Inc. (2)	West Virginia (indirect)

(1)	Subsidiary of C.J. Hughes Construction Company, Inc.
(2)	Subsidiary of Nitro Construction Services, Inc.